FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 3, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Divisional performance

The operating profit/(loss)(1) of each division is shown below.

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Operating profit/(loss) before impairment losses by division
UK Retail	557	606	632
UK Corporate	543	658	668
Wealth	61	92	53
International Banking	149	192	132
Ulster Bank	76	75	84
US Retail & Commercial	208	223	121

Retail & Commercial	1,594	1,846	1,690
Markets	294	161	826
Direct Line Group	89	113	84
Central items	(43)	126	(136)

Core	1,934	2,246	2,464
Non-Core	(72)	(239)	6

Group operating profit before impairment losses	1,862	2,007	2,470

Impairment losses by division
UK Retail	80	93	155
UK Corporate	185	234	176
Wealth	5	16	10
International Banking	55	37	35
Ulster Bank	240	318	394
US Retail & Commercial	19	23	19

Retail & Commercial	584	721	789
Markets	16	22	2
Central items	-	8	34

Core	600	751	825
Non-Core	433	703	489

Group impairment losses	1,033	1,454	1,314

Note:

(1)
Operating profit/(loss) before own credit adjustments, Payment Protection Insurance costs, Interest Rate Hedging Products redress and related costs, regulatory fines, integration and restructuring costs, (loss)/gain on redemption of own debt, write-down of goodwill and other intangible assets, Asset Protection Scheme, amortisation of purchased intangible assets, strategic disposals, bank levy, RFS Holdings minority interest and includes the results of Direct Line Group on a managed basis, which are included in discontinued operations in the statutory results until 12 March 2013 and as an associated undertaking thereafter.

Divisional performance (continued)

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Operating profit/(loss) by division
UK Retail	477	513	477
UK Corporate	358	424	492
Wealth	56	76	43
International Banking	94	155	97
Ulster Bank	(164)	(243)	(310)
US Retail & Commercial	189	200	102

Retail & Commercial	1,010	1,125	901
Markets	278	139	824
Direct Line Group	89	113	84
Central items	(43)	118	(170)

Core	1,334	1,495	1,639
Non-Core	(505)	(942)	(483)

Group operating profit	829	553	1,156

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	%	%	%

Net interest margin by division
UK Retail	3.49	3.60	3.61
UK Corporate	3.01	2.97	3.09
Wealth	3.55	3.69	3.67
International Banking	1.74	1.62	1.60
Ulster Bank	1.85	1.93	1.87
US Retail & Commercial	2.93	2.90	3.03

Retail & Commercial	2.90	2.91	2.91
Non-Core	(0.25)	0.29	0.31

Group net interest margin	1.95	1.95	1.89

	31 March 2013	31 December 2012
	£bn	£bn

Total funded assets by division
UK Retail	117.1	117.4
UK Corporate	109.9	110.2
Wealth	21.7	21.4
International Banking	54.4	53.0
Ulster Bank	30.6	30.6
US Retail & Commercial	76.3	72.1

Retail & Commercial	410.0	404.7
Markets	288.0	284.5
Other (primarily Group Treasury)	123.8	123.0

Core	821.8	812.2
Non-Core	52.9	57.4

	874.7	869.6
RFS Holdings minority interest	1.0	0.8

Group	875.7	870.4

Divisional performance (continued)

	31 March 2013	31 December 2012		31 March 2012
	£bn	£bn	Change	£bn	Change

Risk-weighted assets by division
UK Retail	44.5	45.7	(3%)	48.2	(8%)
UK Corporate	87.0	86.3	1%	76.9	13%
Wealth	12.5	12.3	2%	12.9	(3%)
International Banking	48.9	51.9	(6%)	41.8	17%
Ulster Bank	36.8	36.1	2%	38.4	(4%)
US Retail & Commercial	58.9	56.5	4%	58.6	1%

Retail & Commercial	288.6	288.8	-	276.8	4%
Markets	88.5	101.3	(13%)	115.6	(23%)
Other (primarily Group Treasury)	10.2	5.8	76%	11.0	(7%)

Core	387.3	395.9	(2%)	403.4	(4%)
Non-Core	54.6	60.4	(10%)	89.9	(39%)

Group before benefit of Asset Protection Scheme	441.9	456.3	(3%)	493.3	(10%)
Benefit of Asset Protection Scheme	-	-	-	(62.2)	(100%)

Group before RFS Holdings minority interest	441.9	456.3	(3%)	431.1	3%
RFS Holdings minority interest	3.9	3.3	18%	3.2	22%

Group	445.8	459.6	(3%)	434.3	3%

Employee numbers by division (full time equivalents rounded to the nearest hundred)	31 March 2013	31 December 2012	31 March 2012

UK Retail	25,800	26,000	27,600
UK Corporate	13,600	13,300	13,400
Wealth	5,100	5,100	5,500
International Banking	4,800	4,600	5,600
Ulster Bank	5,000	4,500	4,500
US Retail & Commercial	18,600	18,700	18,700

Retail & Commercial	72,900	72,200	75,300
Markets	11,300	11,300	13,300
Direct Line Group	-	14,200	15,100
Group Centre	6,800	6,800	6,600

Core	91,000	104,500	110,300
Non-Core	2,600	3,100	4,300

	93,600	107,600	114,600
Business Services	29,100	29,100	29,500
Integration and restructuring	300	500	1,000

Group	123,000	137,200	145,100

UK Retail

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Income statement
Net interest income	965	1,011	1,001

Net fees and commissions	212	202	237
Other non-interest income	14	17	29

Non-interest income	226	219	266

Total income	1,191	1,230	1,267

Direct expenses
- staff	(178)	(186)	(211)
- other	(112)	(90)	(78)
Indirect expenses	(344)	(348)	(346)

	(634)	(624)	(635)

Operating profit before impairment losses	557	606	632
Impairment losses	(80)	(93)	(155)

Operating profit	477	513	477

Analysis of income by product
Personal advances	223	228	236
Personal deposits	103	150	185
Mortgages	628	610	563
Cards	209	214	219
Other	28	28	64

Total income	1,191	1,230	1,267

Analysis of impairments by sector
Mortgages	10	5	34
Personal	35	64	82
Cards	35	24	39

Total impairment losses	80	93	155

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	-	-	0.1%
Personal	1.6%	2.9%	3.5%
Cards	2.5%	1.7%	2.8%

Total	0.3%	0.3%	0.6%

UK Retail (continued)

Key metrics

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012

Performance ratios
Return on equity (1)	25.5%	27.2%	24.0%
Net interest margin	3.49%	3.60%	3.61%
Cost:income ratio	53%	51%	50%

	31 March 2013	31 December 2012		31 March 2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	99.1	99.1	-	97.5	2%
- personal	8.6	8.8	(2%)	9.4	(9%)
- cards	5.5	5.7	(4%)	5.6	(2%)

	113.2	113.6	-	112.5	1%
Loan impairment provisions	(2.6)	(2.6)	-	(2.7)	(4%)

Net loans and advances to customers	110.6	111.0	-	109.8	1%

Risk elements in lending	4.4	4.6	(4%)	4.6	(4%)
Provision coverage (2)	58%	58%	-	58%	-

Customer deposits	110.1	107.6	2%	104.1	6%
Assets under management (excluding deposits)	6.2	6.0	3%	5.8	7%
Loan:deposit ratio (excluding repos)	100%	103%	(300bp)	105%	(500bp)

Risk-weighted assets (3)
- Credit risk (non-counterparty)	36.7	37.9	(3%)	40.4	(9%)
- Operational risk	7.8	7.8	-	7.8	-

	44.5	45.7	(3%)	48.2	(8%)

Notes:

(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(3)	Divisional RWAs are based on a long-term conservative average secured mortgage probability of default methodology rather than the current lower point in time basis required for regulatory reporting.

Key points
During Q1 2013, UK Retail continued to make progress towards becoming a simpler, more customer focused business. On 18 March 2013, UK Retail announced its new strategy and the investment of £700 million in the business over the next 3-5 years, as part of its plans to build the best retail bank in the UK.

The strategy focuses on understanding and responding to customers' needs, making banking easier and being fair and honest. At the heart of those plans is improving systems and processes to make it simpler for customers to do business with us and to free up more time to coach and develop customer facing teams.

UK Retail (continued)

Key points (continued)
In Q1 2013, UK Retail implemented a new Telephony Desktop System across all of its Customer Contact Centres, giving staff all the information they need to help customers on one screen, saving customer time and improving the experience. In addition, mortgage advisors attended extensive training courses and were re-accredited during Q1 2013 to help ensure customers receive the best possible outcome to meet their financial needs. The division also launched a new Specialist Financial Advice business for customers who require advice about their investment and protection needs. Through quality advice from fully accredited advisers, customers can make informed financial decisions.

Further enhancements were made to UK Retail's mobile banking app, used by over two million customers. Customers can now open a savings account using the iPhone or iPad apps (a first in the UK), and the app also now includes the ability to pay any mobile phone contact who holds a VISA debit card. In February 2013, as a direct response to requests from customers, UK Retail launched a version of the app for customers with Windows phones which attracted top reviews on WindowsPhone.com, with more than 10,000 downloads in the first few days following launch.

Q1 2013 compared with Q4 2012

•
Operating profit of £477 million held up well, excluding the impact on income of fewer days in the quarter (£22 million) and the effect on expenses of higher FSCS levy charges (£22 million). Return on equity remained robust.

•
Mortgage balances remained flat as the direct sales force took part in a re-accreditation training exercise to help ensure optimal customer outcomes. Credit card balances reflected seasonal customer behaviour, although the interest-bearing balances remained stable.

•	Customer deposit balances increased by 2%, mainly due to strong current account and instant access savings performance, which helped drive a 3% reduction in the loan:deposit ratio to 100%.

•
Net interest income, down £46 million, reflected the result of fewer days in the quarter as well as continued lower rates on current account hedges. This, along with the non-recurrence of an internal funding benefit in Q4 2012, drove net interest margin 11 basis points lower to 3.49%.

•	Non-interest income increased by £7 million although investment advice income has been adversely impacted by the Retail Distribution Review (RDR).

•
Staff costs declined by a further 4% as a consequence of increased branch efficiency and automation which drove headcount reductions. Other direct costs were successfully controlled, with the increase due to a rise in the FSCS levy charge of £22 million.

•	Impairment losses declined by 14% reflecting slightly lower default levels and the recognition of improved recoveries on previously defaulted unsecured debt.

•	Risk-weighted assets fell by 3%, reflecting quality improvements and small balance reductions across the unsecured portfolio.

UK Retail (continued)

Key points (continued)

Q1 2013 compared with Q1 2012

•	Operating profit was resilient as impairments improved by £75 million, offsetting weaker income trends.

•	The loan:deposit ratio improved by 5%.

○ Mortgage balances increased by 2% reflecting strong growth in 2012. Personal lending balances declined by 9% largely as a result of continued customer deleveraging.
○ Customer deposits increased by 6% with strong instant access balance growth and a healthy 2012/13 ISA season.

•	Net interest income reflected the continuing roll-over of current account hedges at lower prevailing market rates and lower unsecured balances.

•	Non-interest income was affected by restructuring and retraining to meet industry-wide RDR regulatory changes. In addition, packaged account fees and credit card insurance income were lower.

•	Total costs remained stable as staff costs declined, reflecting headcount reductions of 1,800 offset by a higher FSCS levy and other regulatory charges.

•	Impairment losses declined, reflecting lower default rates.

UK Corporate

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Income statement
Net interest income	706	717	756

Net fees and commissions	321	349	336
Other non-interest income	57	107	109

Non-interest income	378	456	445

Total income	1,084	1,173	1,201

Direct expenses
- staff	(228)	(226)	(249)
- other	(105)	(99)	(85)
Indirect expenses	(208)	(190)	(199)

	(541)	(515)	(533)

Operating profit before impairment losses	543	658	668
Impairment losses	(185)	(234)	(176)

Operating profit	358	424	492

Analysis of income by business
Corporate and commercial lending	622	672	687
Asset and invoice finance	164	176	162
Corporate deposits	73	87	166
Other	225	238	186

Total income	1,084	1,173	1,201

Analysis of impairments by sector
Financial institutions	2	3	2
Hotels and restaurants	18	23	15
Housebuilding and construction	12	25	25
Manufacturing	8	10	-
Private sector education, health, social work, recreational and community services	25	2	22
Property	69	71	30
Wholesale and retail trade, repairs	32	47	33
Asset and invoice finance	1	10	9
Shipping	8	42	2
Other	10	1	38

Total impairment losses	185	234	176

UK Corporate (continued)

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Financial institutions	0.2%	0.2%	0.1%
Hotels and restaurants	1.3%	1.6%	1.0%
Housebuilding and construction	1.5%	2.9%	2.7%
Manufacturing	0.7%	0.9%	-
Private sector education, health, social work, recreational and community services	1.1%	0.1%	1.0%
Property	1.1%	1.1%	0.4%
Wholesale and retail trade, repairs	1.5%	2.2%	1.5%
Asset and invoice finance	-	0.4%	0.3%
Shipping	0.4%	2.2%	0.1%
Other	0.1%	-	0.6%

Total	0.7%	0.9%	0.6%

Key metrics

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012

Performance ratios
Return on equity (1)	10.7%	13.2%	16.2%
Net interest margin	3.01%	2.97%	3.09%
Cost:income ratio	50%	44%	44%

UK Corporate (continued)

	31 March 2013	31 December 2012		31 March 2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- financial institutions	5.1	5.8	(12%)	6.2	(18%)
- hotels and restaurants	5.6	5.6	-	6.0	(7%)
- housebuilding and construction	3.1	3.4	(9%)	3.7	(16%)
- manufacturing	4.7	4.7	-	4.7	-
- private sector education, health, social work, recreational and community services	8.8	8.7	1%	8.6	2%
- property	24.4	24.8	(2%)	26.7	(9%)
- wholesale and retail trade, repairs	8.6	8.5	1%	9.1	(5%)
- asset and invoice finance	11.4	11.2	2%	10.3	11%
- shipping	7.7	7.6	1%	7.7	-
- other	27.4	26.7	3%	26.7	3%

	106.8	107.0	-	109.7	(3%)
Loan impairment provisions	(2.4)	(2.4)	-	(2.1)	14%

Net loans and advances to customers	104.4	104.6	-	107.6	(3%)

Total third party assets	109.9	110.2	-	113.2	(3%)
Risk elements in lending	5.3	5.5	(4%)	4.9	8%
Provision coverage (2)	45%	45%	-	43%	200bp

Customer deposits	123.9	127.1	(3%)	124.3	-
Loan:deposit ratio (excluding repos)	84%	82%	200bp	87%	(300bp)

Risk-weighted assets
- Credit risk (non-counterparty)	78.6	77.7	1%	68.3	15%
- Operational risk	8.4	8.6	(2%)	8.6	(2%)

	87.0	86.3	1%	76.9	13%

Notes:

(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Key points
In a challenging economic landscape, UK Corporate continued to support the UK economy and contribute to the communities it operates in.

UK Corporate successfully completed the first of its Funding for Lending Scheme (FLS) phases in Q1 2013, surpassing the £2.5 billion of lending it had originally committed to. Since the scheme's inception, the division has supported over 19,000 Small and Medium Enterprises (SMEs) with over £3.2 billion of new FLS-related lending, £1.6 billion of which has already been drawn. These SME customers benefited from both lower interest rates and the removal of arrangement fees. Supporting UK economic growth, UK Corporate also used the FLS to provide targeted support to mid-sized manufacturers, reducing interest rates by more than 1% in some cases.

UK Corporate (continued)

Key points (continued)
In Q1 2013, UK Corporate underlined its commitment to the communities it operates in by continuing the implementation of its Business Banking Enterprise Programme. Through its Start-Up Surgeries, Mobile Business School and Business Academy the Programme offers support and advice to aspiring entrepreneurs, new start-up businesses and established SMEs looking to grow. In Q1 2013, UK Corporate began the national rollout of the Start-Up Surgeries and Business Academy which, since their launch, have already supported over 1,300 customers.

In Q1 2013, UK Corporate also expanded its Two Percent Club into the Midlands. A high-level networking group, the Two Percent Club aims to develop more women into senior business leaders in the UK and further underscores UK Corporate's longstanding commitment to helping women achieve their business goals.

Q1 2013 compared with Q4 2012

•	Operating profit fell by 16%, with revenues 8% lower than the more buoyant Q4 2012. This was partially offset by lower impairments (down 21%), with improving trends in the SME portfolio.

•
Net interest income was down 2% mainly as a result of fewer days in the quarter. Deposit margin compression, due to a continuation of low yields, was largely offset by an improvement in asset margins from selected sector re-pricing and back book refinancing.

•
Non-interest income declined by 17%, mainly from lower revenue share from Markets hedging activities, the non-repeat of equity investment gains of £19 million in Q4 2012, higher derivative close-out charges associated with impaired assets, up £11 million, and subdued transaction services.

•
Expenses were 5% higher, reflecting costs of £17 million provided for customer remediation. Excluding these, expenses were broadly in line with lower revenue-related costs offset by the implementation of revised internal charging arrangements, which resulted in UK Corporate taking an increased share of branch network costs.

•	Impairments fell by 21% in the quarter, with fewer significant individual cases and improving trends in the SME market.

•	Lending balances remained broadly flat over the course of Q1 2013, whilst absorbing targeted reductions in the commercial property sector.

•	Risk-weighted assets increased by 1% to £87 billion following further regulatory changes to models relating to the market-wide slotting approach on real estate.

UK Corporate (continued)

Key points (continued)

Q1 2013 compared with Q1 2012

•
Operating profit fell 27%, with continuing pressure on liability margins and with small increases in costs and impairments. Return on equity fell to 10.7%, reflecting the fall in operating profit and higher risk-weighted assets.

•
Net interest income decreased by 7%, primarily driven by continuing pressure on liability margins and the non-repeat of income deferral benefits of £28 million in Q1 2012. This was partially offset by improvements in asset margins.

•	Non-interest income was 15% lower, reflecting a decline in Markets revenue share, and derivative close-out charges up £14 million.

•	Total expenses increased by 2% as a result of customer remediation costs of £17 million and increased branch network charges, partially offset by lower revenue-related and staff incentive costs.

•	Impairments were slightly higher than in Q1 2012, which had benefited from a higher latent provision release.

•	Risk-weighted assets were 13%, or £10 billion, higher as a result of significant increases in market-wide regulatory capital model requirements and increases to default risk weights in other models.

Wealth

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Income statement
Net interest income	169	178	179

Net fees and commissions	89	89	93
Other non-interest income	15	18	18

Non-interest income	104	107	111

Total income	273	285	290

Direct expenses
- staff	(108)	(85)	(116)
- other	(24)	(34)	(43)
Indirect expenses	(80)	(74)	(78)

	(212)	(193)	(237)

Operating profit before impairment losses	61	92	53
Impairment losses	(5)	(16)	(10)

Operating profit	56	76	43

Analysis of income
Private banking	224	230	237
Investments	49	55	53

Total income	273	285	290

Key metrics	Quarter ended
	31 March 2013	31 December 2012	31 March 2012

Performance ratios
Return on equity (1)	12.1%	16.7%	9.0%
Net interest margin	3.55%	3.69%	3.67%
Cost:income ratio	78%	68%	82%

Note:

(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

Wealth (continued)

	31 March 2013	31 December 2012		31 March 2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	8.8	8.8	-	8.4	5%
- personal	5.7	5.5	4%	6.8	(16%)
- other	2.7	2.8	(4%)	1.7	59%

	17.2	17.1	1%	16.9	2%
Loan impairment provisions	(0.1)	(0.1)	-	(0.1)	-

Net loans and advances to customers	17.1	17.0	1%	16.8	2%

Risk elements in lending	0.3	0.2	50%	0.2	50%
Provision coverage (1)	43%	44%	(100bp)	38%	500bp
Assets under management (excluding deposits)	30.8	28.9	7%	31.4	(2%)
Customer deposits	39.6	38.9	2%	38.3	3%

Loan:deposit ratio (excluding repos)	43%	44%	(100bp)	44%	(100bp)

Risk-weighted assets
- Credit risk (non-counterparty)	10.4	10.3	1%	10.9	(5%)
- Market risk	0.2	0.1	100%	0.1	100%
- Operational risk	1.9	1.9	-	1.9	-

	12.5	12.3	2%	12.9	(3%)

Note:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Key points
Q1 2013 delivered an improved performance compared with the prior year, driven by lower expenses and a significant fall in impairments.

The period saw further execution of the division's strategy for generating new prospects through improved banker coverage, with senior hires in Asia and Middle East. Revenue growth in Asian and Indian markets was buoyant as a result of growth in collateralised lending, following enhancements made to the programme in 2012.

In the UK, clients have welcomed Coutts' new advice-led model. They have also been receptive to Coutts' differentiated approach, which delivers on the division's commitment to provide clients with the best service, advice and products based on their individual needs. Also in the UK, Coutts responded to client feedback and research with the launch of a new Coutts card suite, incorporating charge, credit and debit cards for both private and commercial banking clients and offering enhanced travel and international benefits plus multi-card functionality.

During 2013, the Coutts business continues to focus on implementing and delivering the new divisional strategy outlined in 2011. Priorities include optimising newly introduced service models, driving out further benefits of the division's global technology platform and streamlining key client facing processes.

Wealth (continued)

Key points (continued)

Q1 2013 compared with Q4 2012

•
Operating profit was lower than in the prior quarter, in large part reflecting the reversion of staff expenses following a significant reduction in incentive costs in Q4 2012, partially offset by an improvement in impairments.

•
Net interest income reflected the continued impact of lower rates on UK deposit hedges. Small improvements in deposit and lending margins were more than offset by lower income on hedges, driving the net interest margin 14 basis points lower.

•
Investment in technology and the global platform infrastructure was reflected in lower non-staff expenses, as a result of efficiency gains, and higher staff expenses, as headcount was increased to support this investment as well as to support regulatory projects. The phasing of Financial Services Compensation Scheme levies and the timing of incentive accruals also pushed expenses higher.

•	Impairments fell by £11 million, reflecting the non-recurrence of one-off items in Q4 2012.

•
Client assets and liabilities increased by 3%. Assets under management increased by 7%, benefiting from a recovery in markets in Q1 2013. Deposit volumes increased by 2%, while lending remained stable.

Q1 2013 compared with Q1 2012

•	Operating profit increased, driven by a decrease in expenses and impairments, despite the continuation of a challenging income environment.

•
Income trends reflect the wider economic environment, with muted investment activity and lower rates available on UK deposit hedges. Non-interest income was also impacted by client transfers resulting from the disposal of the Latin American, Caribbean and African businesses.

•	Expenses decreased by £25 million, partially due to the non-repeat of an £8.75 million fine from the Financial Services Authority incurred in Q1 2012 and a fall in headcount.

•
Client assets and liabilities increased marginally. Assets under management were largely maintained as positive market movements offset net outflows of low margin custody assets and client transfers resulting from the disposal of the Latin American, Caribbean and African businesses.

International Banking

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Income statement
Net interest income	197	201	260
Non-interest income	285	283	282

Total income	482	484	542

Direct expenses
- staff	(134)	(103)	(189)
- other	(38)	(20)	(48)
Indirect expenses	(161)	(169)	(173)

	(333)	(292)	(410)

Operating profit before impairment losses	149	192	132
Impairment losses	(55)	(37)	(35)

Operating profit	94	155	97

Of which:
Ongoing businesses	94	150	113
Run-off businesses	-	5	(16)

Analysis of income by product
Cash management	187	205	268
Trade finance	70	70	72
Loan portfolio	224	207	197

Ongoing businesses	481	482	537
Run-off businesses	1	2	5

Total income	482	484	542

Analysis of impairments by sector
Manufacturing and infrastructure	40	21	17
Property and construction	(14)	-	-
Transport and storage	24	1	(4)
Telecommunications, media and technology	-	3	9
Banks and financial institutions	-	-	12
Other	5	12	1

Total impairment losses	55	37	35

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	0.5%	0.4%	0.3%

International Banking (continued)

Key metrics

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012

Performance ratios (ongoing businesses)
Return on equity (1)	5.2%	8.3%	7.5%
Net interest margin	1.74%	1.62%	1.60%
Cost:income ratio	69%	61%	72%

	31 March 2013	31 December 2012		31 March 2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross) (2)	42.5	42.2	1%	53.1	(20%)
Loan impairment provisions	(0.4)	(0.4)	-	(0.8)	(50%)

Net loans and advances to customers	42.1	41.8	1%	52.3	20%
Loans and advances to banks	5.8	4.8	21%	4.0	45%
Securities	2.5	2.6	(4%)	4.0	(38%)
Cash and eligible bills	0.4	0.5	(20%)	0.3	33%
Other	3.6	3.3	9%	3.1	16%

Total third party assets (excluding derivatives mark-to-market)	54.4	53.0	3%	63.7	(15%)
Risk elements in lending	0.6	0.4	50%	0.9	(33%)
Provision coverage (3)	60%	93%	(3,300bp)	97%	(3,700bp)

Customer deposits (excluding repos)	47.0	46.2	2%	45.0	4%
Bank deposits (excluding repos)	4.7	5.6	(16%)	10.5	(55%)
Loan:deposit ratio (excluding repos)	90%	91%	(100bp)	116%	(2,600bp)

Risk-weighted assets
- Credit risk (non-counterparty)	44.2	46.7	(5%)	37.0	19%
- Operational risk	4.7	5.2	(10%)	4.8	(2%)

	48.9	51.9	(6%)	41.8	17%

Notes:

(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions), for the ongoing businesses.

(2)	Excludes disposal groups.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Run-off businesses (1)
Total income	1	2	5
Direct expenses	(1)	3	(21)

Operating profit/(loss)	-	5	(16)

Note:

(1)	Run-off businesses consist of the exited corporate finance business.

International Banking (continued)

Key points
In Q1 2013, International Banking continued its progress in strengthening its balance sheet, in particular its liability composition. Performance, however, continued to be restricted by ongoing macroeconomic pressures.

Despite these headwinds, the division has earned external recognition for its efforts in serving its customers' needs, helping RBS Group gain awards such as:

•	Best Trade Finance Bank in the UK (Global Finance Awards 2013).

•	Number Two in Sterling denominated Debt Capital Markets in Q1 2013 (Dealogic).

International Banking continues its unwavering focus on its customers. It strives to build deeper long-term relationships, to understand its customers' business well and to develop solutions that help them succeed. As part of its commitment to treating customers fairly, the division has developed a framework to pro-actively redress any clients who might be adversely effected.

Q1 2013 compared with Q4 2012

•	Operating profit was down £61 million, or 39%, largely reflecting the normalisation of expenses following the downward adjustment to variable compensation in Q4 2012, together with higher impairments.

•	Income remained stable:
○ Loan portfolio income was up 8% following completion of one large hedging transaction.

○ Cash management decreased by 9%, driven by tighter spreads following the decline in both three month LIBOR and five year fixed rates across Europe.

○ Trade finance remained stable despite significant pressure on margins following increased competition in Asia.

•	Total expenses increased by £41 million, or 14%, mainly due to the normalisation of revenue-linked expenses following the downward revision to variable compensation in Q4 2012.

•	Impairments in Q1 2013 included a £38 million single-name provision.

•	Return on equity was 5.2%, compared with 8.3% in Q4 2012. Excluding the single-name impairment, return on equity was 7.2% in Q1 2013.

•
Customer deposits increased by £1 billion, with an improvement in the deposit profile as the business strategically reduced short-term deposits and increased operational balances, reducing future liquidity outflow risk.

•	Third party assets were up 3% as the impact of sterling weakening against the US dollar and euro more than offset reductions in the lending portfolio and increased levels of repayments.

•	Risk-weighted assets decreased by 6% reflecting an active reduction in higher risk exposures. This was partially offset by exchange rate movements.

International Banking (continued)

Q1 2013 compared with Q1 2012

•	Operating profit was little changed as expense reductions offset the impact on income of the strategic reduction in the loan portfolio undertaken in 2012.

•	Income was 11% lower:
○ Loan portfolio income increased by 14%, mainly due to market movements associated with credit hedging activities.

○
Cash management income was affected by tighter deposit margins following reductions in both three month LIBOR and five year fixed rates across Europe. Payment fees were also lower, reflecting growth in electronic, lower-margin payments.

•
Expenses declined by £77 million, reflecting planned restructuring initiatives following the formation of the International Banking division in January 2012. Savings were achieved through headcount reduction and the run-off of discontinued businesses, with a resulting decrease in infrastructure support costs. Revenue-linked expenses also fell in line with the decrease in income.

•	Third party assets declined by 15%, reflecting targeted reductions in the lending portfolio carried out in 2012.

•	Customer deposits increased by 4% with a focus on growing operational balances. The net funding position improved with the loan:deposit ratio moving from 116% to 90%.

•	Bank deposits were down 55%, mainly as a result of lower short tenor balances, reflecting a strategic initiative to reduce liquidity outflow risk.

•
Risk-weighted assets increased by 17%, reflecting the impact of regulatory uplifts partially offset by successful mitigation through balance sheet reduction. Risk-weighted asset intensity in the loan book has increased significantly given the uplifts, which will result in strategic adjustments going forward.

Ulster Bank

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Income statement
Net interest income	154	161	165

Net fees and commissions	34	36	38
Other non-interest income	20	15	11

Non-interest income	54	51	49

Total income	208	212	214

Direct expenses
- staff	(57)	(53)	(53)
- other	(15)	(14)	(12)
Indirect expenses	(60)	(70)	(65)

	(132)	(137)	(130)

Operating profit before impairment losses	76	75	84
Impairment losses	(240)	(318)	(394)

Operating loss	(164)	(243)	(310)

Analysis of income by business
Corporate	82	85	102
Retail	89	93	88
Other	37	34	24

Total income	208	212	214

Analysis of impairments by sector
Mortgages	90	135	215
Commercial real estate
- investment	46	52	40
- development	14	17	14
Other corporate	75	97	114
Other lending	15	17	11

Total impairment losses	240	318	394

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	1.8%	2.8%	4.3%
Commercial real estate
- investment	5.1%	5.8%	4.2%
- development	8.0%	9.7%	7.0%
Other corporate	3.8%	5.0%	5.6%
Other lending	4.6%	5.2%	3.4%

Total	2.9%	3.9%	4.6%

Ulster Bank (continued)

Key metrics	Quarter ended
	31 March 2013	31 December 2012	31 March 2012

Performance ratios
Return on equity (1)	(13.5%)	(20.9%)	(25.8%)
Net interest margin	1.85%	1.93%	1.87%
Cost:income ratio	63%	65%	61%

	31 March 2013	31 December 2012		31 March 2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
Mortgages	19.7	19.2	3%	19.8	(1%)
Commercial real estate
- investment	3.6	3.6	-	3.8	(5%)
- development	0.7	0.7	-	0.8	(13%)
Other corporate	7.8	7.8	-	8.2	(5%)
Other lending	1.3	1.3	-	1.3	-

	33.1	32.6	2%	33.9	(2%)
Loan impairment provisions	(4.2)	(3.9)	8%	(3.1)	35%

Net loans and advances to customers	28.9	28.7	1%	30.8	(6%)

Risk elements in lending
Mortgages	3.4	3.1	10%	2.5	36%
Commercial real estate
- investment	1.6	1.6	-	1.0	60%
- development	0.4	0.4	-	0.3	33%
Other corporate	2.4	2.2	9%	1.9	26%
Other lending	0.2	0.2	-	0.2	-

Total risk elements in lending	8.0	7.5	7%	5.9	36%
Provision coverage (2)	53%	52%	100bp	53%	-

Customer deposits	22.7	22.1	3%	21.0	8%
Loan:deposit ratio (excluding repos)	127%	130%	(300bp)	147%	(2,000bp)

Risk-weighted assets
- Credit risk
- non-counterparty	34.3	33.6	2%	35.9	(4%)
- counterparty	0.6	0.6	-	0.7	(14%)
- Market risk	0.2	0.2	-	0.1	100%
- Operational risk	1.7	1.7	-	1.7	-

	36.8	36.1	2%	38.4	(4%)

Spot exchange rate - €/£	1.183	1.227		1.200

Notes:

(1)
Divisional return on equity is based on divisional operating loss after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Ulster Bank (continued)

Key points
Ulster Bank delivered a significant improvement in operating results with reduced impairment charges, in line with the recent stabilisation of the macroeconomic environment in the Republic of Ireland, driving a 33% reduction in operating losses. The bank continued to work with customers in arrears to find sustainable solutions, and significant investment was made in specialist resourcing to support customers in financial difficulty.

The progress made during 2012 to strengthen the balance sheet continued in Q1 2013 with deposit balances 7% higher than Q1 2012 on a constant currency basis. As a result the loan:deposit ratio further improved to 127% from 147% at Q1 2012.

Ulster Bank continued to improve its support for customers. New services aimed at improving customer convenience included the launch of 'Anytime banking' for business customers, which represents further progress to simplify customers' day to day banking needs through digital channels.

Q1 2013 compared with Q4 2012

•	Operating loss decreased by £79 million to £164 million primarily reflecting a significant reduction in impairment losses.

•
Income fell by £4 million in the quarter largely driven by lower interest-earning assets, the cost of deposit growth at the end of 2012 and the impact of fewer days in the quarter. Net interest margin decreased by 8 basis points to 1.85%.

•
Expenses were £5 million lower with the impact of an impairment charge on own property assets in Q4 2012 partly offset by higher underlying pension charges and further investment in programmes to support customers in financial difficulty in Q1 2013.

•
Impairment losses declined by £78 million, 25%, while remaining elevated. Although risk elements in lending increased in both the mortgage and corporate portfolios, the pace of arrears formation has slowed, particularly in the mortgage book. Residential asset values have been stabilising over the past two to three quarters.

•
Customer deposits won during Q4 2012 were retained in Q1 2013 (flat on a constant currency basis) and the loan:deposit ratio fell further to 127%. Customer loan balances decreased by £0.6 billion, or by 2% in constant currency terms.

Q1 2013 compared with Q1 2012

•	Operating loss decreased by £146 million or 47%, driven by a significant improvement in impairment losses.

•
Net interest income fell by £11 million reflecting lower customer loan balances, the impact of an increased volume of impaired loans and the relatively high cost of deposit raising. Net interest margin declined by 2 basis points, despite the impact of initiatives to widen loan margins and re-price deposits.

•	Non-interest income increased by £5 million, holding up well despite the low levels of new business and muted market activity.

Ulster Bank (continued)

Key points (continued)

Q1 2013 compared with Q1 2012 (continued)

•
Expenses showed a modest increase, reflecting investment in resources to support customers in arrears coupled with an increase in mandatory change requirements. Expenses continued to be managed efficiently with further progress made on initiatives to simplify the bank's operations.

•	Impairment losses decreased by £154 million, 39%, with a significant reduction in losses on the mortgage portfolio as underlying credit metrics improved and asset values began to stabilise.

•
The loan:deposit ratio further improved to 127% from 147% in Q1 2012. Loan balances declined by 4% in constant currency terms reflecting subdued demand for new lending coupled with customer action to reduce debt levels. Customer deposits increased by 7% at constant currency, largely driven by retail and SME balances, a key focus area in the bank's deposit gathering strategy.

US Retail & Commercial (£ Sterling)

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Income statement
Net interest income	471	465	491

Net fees and commissions	190	197	199
Other non-interest income	102	78	66

Non-interest income	292	275	265

Total income	763	740	756

Direct expenses
- staff	(279)	(227)	(270)
- other	(246)	(263)	(243)
- litigation settlement	-	-	(88)
Indirect expenses	(30)	(27)	(34)

	(555)	(517)	(635)

Operating profit before impairment losses	208	223	121
Impairment losses	(19)	(23)	(19)

Operating profit	189	200	102

Average exchange rate - US$/£	1.552	1.606	1.571

Analysis of income by product
Mortgages and home equity	126	134	134
Personal lending and cards	100	102	98
Retail deposits	190	199	217
Commercial lending	168	154	160
Commercial deposits	102	101	112
Other	77	50	35

Total income	763	740	756

Analysis of impairments by sector
Residential mortgages	2	2	6
Home equity	19	13	22
Corporate and commercial	(24)	(20)	(16)
Other consumer	22	24	3
Securities	-	4	4

Total impairment losses	19	23	19

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.1%	0.1%	0.4%
Home equity	0.6%	0.4%	0.6%
Corporate and commercial	(0.4%)	(0.3%)	(0.3%)
Other consumer	1.0%	1.2%	0.2%

Total	0.1%	0.2%	0.1%

US Retail & Commercial (£ Sterling) (continued)

Key metrics

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012

Performance ratios
Return on equity (1)	8.2%	9.0%	4.5%
Adjusted return on equity (2)	8.2%	9.0%	8.4%
Net interest margin	2.93%	2.90%	3.03%
Cost:income ratio	73%	70%	84%
Adjusted cost:income ratio (2)	73%	70%	72%

	31 March 2013	31 December 2012		31 March 2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- residential mortgages	6.0	5.8	3%	6.0	-
- home equity	13.8	13.3	4%	14.2	(3%)
- corporate and commercial	25.1	23.8	5%	22.6	11%
- other consumer	8.9	8.4	6%	8.1	10%

	53.8	51.3	5%	50.9	6%
Loan impairment provisions	(0.3)	(0.3)	-	(0.4)	(25%)

Net loans and advances to customers	53.5	51.0	5%	50.5	6%

Total third party assets	77.0	72.8	6%	74.0	4%
Investment securities	11.9	12.0	(1%)	14.3	(17%)
Risk elements in lending
- retail	0.9	0.8	13%	0.6	50%
- commercial	0.4	0.3	33%	0.3	33%

Total risk elements in lending	1.3	1.1	18%	0.9	44%
Provision coverage (3)	22%	25%	(300bp)	43%	(2,100bp)

Customer deposits (excluding repos)	62.4	59.2	5%	58.7	6%
Bank deposits (excluding repos)	1.7	1.8	(6%)	4.3	(60%)
Loan:deposit ratio (excluding repos)	86%	86%	-	86%	-

Risk-weighted assets
- Credit risk
- non-counterparty	53.1	50.8	5%	52.8	1%
- counterparty	0.8	0.8	-	0.9	(11%)
- Operational risk	5.0	4.9	2%	4.9	2%

	58.9	56.5	4%	58.6	1%

Spot exchange rate - US$/£	1.517	1.616		1.599

Notes:

(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Excludes the litigation settlement in Q1 2012.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Key points

●	Sterling weakened against the US Dollar, with the spot exchange rate at 31 March 2013 decreasing by 6% compared with 31 December 2012.

●	Performance is described in full in the US dollar-based financial statements set out on pages 47 to 50.

US Retail & Commercial (US Dollar)

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	$m	$m	$m

Income statement
Net interest income	731	747	772

Net fees and commissions	295	315	312
Other non-interest income	158	127	103

Non-interest income	453	442	415

Total income	1,184	1,189	1,187

Direct expenses
- staff	(433)	(365)	(425)
- other	(381)	(422)	(379)
- litigation settlement	-	-	(138)
Indirect expenses	(48)	(42)	(54)

	(862)	(829)	(996)

Operating profit before impairment losses	322	360	191
Impairment losses	(30)	(38)	(31)

Operating profit	292	322	160

Analysis of income by product
Mortgages and home equity	195	215	211
Personal lending and cards	155	164	154
Retail deposits	295	319	341
Commercial lending	261	247	251
Commercial deposits	158	163	176
Other	120	81	54

Total income	1,184	1,189	1,187

Analysis of impairments by sector
Residential mortgages	3	3	9
Home equity	29	21	35
Corporate and commercial	(36)	(31)	(25)
Other consumer	34	39	6
Securities	-	6	6

Total impairment losses	30	38	31

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.1%	0.1%	0.4%
Home equity	0.6%	0.4%	0.6%
Corporate and commercial	(0.4%)	(0.3%)	(0.3%)
Other consumer	1.0%	1.2%	0.2%

Total	0.1%	0.2%	0.1%

US Retail & Commercial (US Dollar) (continued)

Key metrics

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012

Performance ratios
Return on equity (1)	8.2%	9.0%	4.5%
Adjusted return on equity (2)	8.2%	9.0%	8.4%
Net interest margin	2.93%	2.90%	3.03%
Cost:income ratio	73%	70%	84%
Adjusted cost:income ratio (2)	73%	70%	72%

	31 March 2013	31 December 2012		31 March 2012
	$bn	$bn	Change	$bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- residential mortgages	9.1	9.4	(3%)	9.5	(4%)
- home equity	20.9	21.5	(3%)	22.6	(8%)
- corporate and commercial	38.1	38.5	(1%)	36.2	5%
- other consumer	13.5	13.5	-	13.2	2%

	81.6	82.9	(2%)	81.5	-
Loan impairment provisions	(0.4)	(0.5)	(20%)	(0.6)	(33%)

Net loans and advances to customers	81.2	82.4	(1%)	80.9	-

Total third party assets	116.8	117.7	(1%)	118.3	(1%)
Investment securities	18.1	19.5	(7%)	22.9	(21%)
Risk elements in lending
- retail	1.4	1.3	8%	0.9	56%
- commercial	0.5	0.6	(17%)	0.6	(17%)

Total risk elements in lending	1.9	1.9	-	1.5	27%
Provision coverage (3)	22%	25%	(300bp)	43%	(2,100bp)

Customer deposits (excluding repos)	94.6	95.6	(1%)	93.9	1%
Bank deposits (excluding repos)	2.6	2.9	(10%)	6.9	(62%)
Loan:deposit ratio (excluding repos)	86%	86%	-	86%	-

Risk-weighted assets
- Credit risk
- non-counterparty	80.6	82.0	(2%)	84.4	(5%)
- counterparty	1.2	1.4	(14%)	1.5	(20%)
- Operational risk	7.5	7.9	(5%)	7.8	(4%)

	89.3	91.3	(2%)	93.7	(5%)

Notes:

(1)	Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of monthly average of divisional RWAs, adjusted for capital deductions).
(2)	Excludes the litigation settlement in Q1 2012.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

US Retail & Commercial (US Dollar) (continued)

Key points
In Q1 2013, US R&C continued to focus on its back-to-basics strategy, concentrating on core banking products and competing on service and product capabilities rather than price.

Consumer Banking continued to create greater convenience for its customers by addressing the shift in customer preferences and expanding its distribution presence. In Q1 2013, another 227 intelligent deposit machines were installed and additional web account opening enhancements were made. Expansion of the wealth and auto businesses continued, with the launch of Premier banking services to the Pittsburgh market and the ongoing increase of the auto dealer base (up 19% year on year).

Consumer Banking also continued to grow and deepen customer relationships, evidenced by the upward trends in online banking usage, online bill pay and direct deposit penetration. Moreover, the number of deposit customers with a consumer loan product continued to increase (up 3% year on year) indicating more effective cross-sell efforts.

To promote its thought leadership capabilities and to also help grow and deepen client relationships, Commercial Banking leveraged the 2013 M&A Outlook Research Study to develop an integrated marketing programme that includes industry webinars and targeted advertising campaigns. The division's strategic alliance with Oppenheimer further enhanced RBS Citizens commercial bankers' ability to drive forward relationships, ideas, and capabilities in the markets they serve.

Corporate Finance & Capital Markets, which was launched in 2009, continued to take market share, not only from its regional competitors but also from the large money centre banks, moving up in the traditional Middle Market league tables from unranked in 2009 to sixth position as at Q4 2012.

The Treasury Solutions division launched accessPAYMODE-X™, a business-to-business electronic settlement network. The product features improved efficiencies and security and provides web access and electronic delivery of remittance information. In partnership with NetSpend, a prepaid debit card provider, Treasury Solutions also launched a Commercial payroll card, which provides its clients' employees with an alternative to a payroll check. The card drives higher direct deposit participation, reduces overall payroll costs and minimizes exposure to check fraud.

Q1 2013 compared with Q4 2012

•	Operating profit of $292 million was resilient excluding the impact of a one-off $33 million pension gain in Q4 2012.

•	Net interest income was down 2% as favourable funding costs and commercial loan growth were more than offset by a smaller investment portfolio and consumer loan run-off.

•	Non-interest income was up $11 million, or 2%, reflecting higher securities gains offset by lower mortgage banking fees and deposit fees.

•
Excluding the one-off $33 million pension gain in Q4 2012, total expenses were flat, reflecting lower operational losses offset by phasing of the annual incentive plan accruals and a seasonal increase in payroll taxes.

•	Impairment losses were down $8 million, or 21%, reflecting lower impairments related to securities as well as a stable credit environment.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)

Q1 2013 compared with Q1 2012

•	Operating profit of $292 million increased by $132 million, or 83%, and was broadly stable if adjusted for the $138 million litigation settlement in Q1 2012.

•
Net interest income was down 5% as the positive impact of commercial loan growth and lower funding costs was offset by the effect of prevailing economic conditions on asset yields and customer investment behaviour.

•	Loans and advances were up slightly with strong commercial loan growth mostly offset by planned run-off of long-term fixed-rate consumer products.

•	Customer deposits were up 1% with strong growth achieved in checking balances. Consumer checking balances grew by 2% while small business checking balances grew by 6% over the year.

•	Non-interest income was up $38 million, or 9%, reflecting higher securities gains partially offset by lower deposit and mortgage banking fees.

•
Excluding the $138 million litigation settlement in Q1 2012 relating to a class action lawsuit regarding the way overdraft fees were assessed on customer accounts prior to 2010, total expenses were broadly in line with Q1 2012.

•	Impairment losses were in line with Q1 2012. The credit environment remained broadly stable over the year.

Markets

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Income statement
Net interest income from banking activities	30	46	24

Net fees and commissions receivable	77	41	127
Income from trading activities	916	513	1,548
Other operating income (net of related funding costs)	17	41	35

Non-interest income	1,010	595	1,710

Total income	1,040	641	1,734

Direct expenses
- staff	(385)	(87)	(545)
- other	(182)	(207)	(167)
Indirect expenses	(179)	(186)	(196)

	(746)	(480)	(908)

Operating profit before impairment losses	294	161	826
Impairment losses	(16)	(22)	(2)

Operating profit	278	139	824

Of which:
Ongoing businesses	279	135	861
Run-off businesses	(1)	4	(37)

Analysis of income by product
Rates and investor products (IP) (1)	340	333	924
Currencies	192	163	246
Asset backed products (ABP)	437	139	427
Credit markets	238	179	313

Total income ongoing businesses	1,207	814	1,910
Inter-divisional revenue share	(167)	(172)	(186)
Run-off businesses	-	(1)	10

Total income	1,040	641	1,734

Memo - Fixed income and currencies
Rates & IP/currencies/ABP/credit markets	1,207	880	1,787
Less: primary credit markets	(139)	(151)	(171)

Total fixed income and currencies	1,068	729	1,616

Note:

(1)
Following further review in Q4 2012, Investor Products and Equity Derivatives (IPED) operation was moved into Rates to form part of the Derivative Product Solutions (DPS) business. Includes IPED (31 December 2012 - £(66) million; 31 March 2012 - £123 million) which are not included in fixed income and currencies.

Markets (continued)

Key metrics

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012

Performance ratios (ongoing businesses)
Return on equity (1)	8.0%	3.6%	21.1%
Cost:income ratio	72%	76%	50%
Compensation ratio (2)	37%	16%	29%

	31 March 2013	31 December 2012		31 March 2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet (ongoing businesses)
Loans and advances to customers (gross)	32.0	29.8	7%	28.8	11%
Loan impairment provisions	(0.2)	(0.2)	-	(0.2)	-

Net loans and advances to customers	31.8	29.6	7%	28.6	11%
Net loans and advances to banks (3)	20.1	16.6	21%	21.8	(8%)
Reverse repos	100.8	103.8	(3%)	90.8	11%
Securities	90.7	92.4	(2%)	106.6	(15%)
Cash and eligible bills	24.3	30.2	(20%)	24.2	-
Other	20.2	11.8	71%	27.8	(27%)

Total third party assets (excluding derivatives mark-to-market)	287.9	284.4	1%	299.8	(4%)
Net derivative assets (after netting)	21.7	21.9	(1%)	29.3	(26%)

Provision coverage (4)	76%	77%	(100bp)	75%	100bp

Customer deposits (excluding repos)	25.7	26.3	(2%)	34.6	(26%)
Bank deposits (excluding repos)	43.7	45.4	(4%)	46.2	(5%)

Risk-weighted assets
- Credit risk
- non-counterparty	12.4	14.0	(11%)	15.0	(17%)
- counterparty	32.7	34.7	(6%)	36.5	(10%)
- Market risk	33.6	36.9	(9%)	48.4	(31%)
- Operational risk	9.8	15.7	(38%)	15.7	(38%)

	88.5	101.3	(13%)	115.6	(23%)

Notes:

(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions), for the ongoing businesses.

(2)	Compensation ratio is based on staff costs as a percentage of total income.
(3)	Excludes disposal groups.
(4)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Markets (continued)

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
Run-off businesses (1)	£m	£m	£m

Total income	-	(1)	10
Direct expenses	(1)	5	(47)

Operating (loss)/profit	(1)	4	(37)

	31 March 2013	31 December 2012	31 March 2012
Run-off businesses (1)	£bn	£bn	£bn

Total third party assets (excluding derivatives mark-to-market)	0.1	0.1	0.8

Note:

(1)	Run-off businesses consist of the exited cash equities, corporate broking and equity capital markets operations.

Key points
Q1 2013 featured uncertainty in the Eurozone, generated by both the situation in Cyprus and weak European growth figures, in contrast with Q1 2012 when the European Central Bank's (ECB's) Long Term Refinancing Operation (LTRO) boosted markets. This uncertainty contributed to difficult trading conditions with reduced client activity and margin contraction, particularly for the Rates and investor products franchise, although this was partially offset by a positive market in Asset Backed Products. RBS specific issues contributed to relative underperformance versus peers in the quarter. The continued focus on capital resulted in the division's risk-weighted assets falling below £100 billion in Q1 2013, moving towards the 2014 objective of £80 billion, on a Basel III basis, announced in February 2013. We continue to develop the details of this plan and will communicate those no later than at the half year results.

Q1 2013 compared with Q4 2012

•
Operating profit doubled to £278 million, driven by 62% growth in income and a continued focus on cost management. Staff expenses normalised following the significant reduction in variable compensation in Q4 2012 relating to the Group's LIBOR settlements.

•
Rates and investor products income was broadly flat. Client activity was subdued and risk appetite was lowered. Trading performance was weak in vanilla products although this was offset by an improved performance in Derivative Product Solutions.

•	The increase in Currencies was partly driven by an increase in volumes as clients responded to greater volatility.

•
Asset Backed Products rallied early in the quarter as investors renewed their search for yield, compared with a seasonally quiet Q4 2012, generating both client flow and mark to market gains on trading inventory.

•	The 33% increase in Credit Markets was driven by Flow Credit which benefited from a rally in credit assets at the beginning of Q1 2013. Income from Origination was slightly down on a positive Q4 2012.

•
Staff expenses normalised following the reduction in variable compensation recognised in Q4 2012 relating to the Group's LIBOR settlement. Other expenses continued to benefit from effective cost management and control of discretionary expenditure.

Markets (continued)

Q1 2013 compared with Q4 2012 (continued)

•	Impairments remained low, with asset quality stable.

•	The normal increase in third party assets compared with the seasonally low fourth quarter was limited by management's ongoing determination to reduce and de-risk the balance sheet.

•	Risk-weighted assets continued to fall, reflecting management's continued focus on risk reduction and a fall in operational risk.

Q1 2013 compared with Q1 2012

•
Market conditions were more challenging than a year earlier as heightened Eurozone uncertainty during Q1 2013 contrasted with the confidence boost from the ECB's LTRO in Q1 2012. A 29% reduction in staff costs helped to mitigate the income impact of the division's balance sheet realignment.

•
Rates and investor products declined, reflecting lower client volumes, de-risking and a weak trading performance. This contrasted with Q1 2012 which benefited from the impact of the LTRO and a heightened level of client activity.

•	Currencies continued to suffer from margin compression and subdued volumes in a competitive and diversified market.

•	Asset Backed Products benefited from investors' search for yield and a credit market rally in both Q1 2012 and Q1 2013.

•	Credit Markets declined following lower income in both Flow Credit, which benefited from the LTRO in Q1 2012, and Origination, where both corporate and financial client activity was lower.

•
Significant headcount reductions implemented during 2012, combined with a reduced level of performance-related pay, drove staff costs lower. Discretionary expenditure continued to be managed down, although other expenses increased as a result of higher legal costs.

•
Risk-weighted assets fell by £27 billion, demonstrating the division's commitment to reduce risk and manage down the balance sheet despite ongoing regulatory pressure. This was also reflected in the £12 billion fall in third party assets over the period.

Direct Line Group

	Quarter ended
	Memo (1) 31 March 2013	31 March 2013 (to 12 March)	31 December 2012	31 March 2012
	£m	£m	£m	£m

Income statement
Earned premiums	981	774	999	1,020
Reinsurers' share	(95)	(75)	(80)	(82)

Net premium income	886	699	919	938
Fees and commissions	(92)	(73)	(79)	(109)
Instalment income	30	24	32	31
Other income	15	12	14	16
Share of profit as an associated undertaking (13 March 2013 - 31 March 2013)	-	7	-	-

Total income	839	669	886	876
Net claims	(564)	(445)	(606)	(649)

Underwriting profit	275	224	280	227

Staff expenses	(91)	(72)	(90)	(79)
Other expenses	(115)	(90)	(109)	(91)

Total direct expenses	(206)	(162)	(199)	(170)
Indirect expenses	-	-	-	(63)

	(206)	(162)	(199)	(233)

Technical result	69	62	81	(6)
Investment income	34	27	32	90

Operating profit	103	89	113	84

Note:

(1)
To assist with review of DLG performance against prior periods the full three month income statement is also presented, including the period after 13 March 2013 the date from which the Group ceased to consolidate DLG.

Key metrics

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012

Performance ratios
Loss ratio (1)	64%	66%	69%
Commission ratio (2)	10%	9%	12%
Expense ratio (3)	23%	22%	25%
Combined operating ratio (4)	97%	97%	106%

Notes:

(1)	Loss ratio is based on net claims divided by net premium income.
(2)	Commission ratio is based on fees and commissions divided by net premium income.
(3)	Expense ratio is based on expenses divided by net premium income.
(4)	Combined operating ratio is the sum of the loss, commission and expense ratios.

Direct Line Group (continued)

Key points
From 1 July 2012, Direct Line Group (DLG) has operated on a substantially standalone basis with distinct corporate functions and governance. During 2012, the DLG board became fully compliant with the UK Corporate Governance Code and an arm's length transitional services agreement was reached with RBS Group for residual services.

The Group sold 34.7% of the share capital of DLG in October 2012 via an Initial Public Offering. On 13 March 2013, the Group sold a further 16.8% of the share capital of DLG and now holds 48.5% of the issued ordinary share capital in DLG and has ceded control in advance of the European Commission requirement to do so by the end of 2013. The Group is required to completely dispose of DLG by the end of 2014.

Consequently, in the Q1 2013 RBS Group results, DLG's results are recognised as a discontinued operation until 12 March 2013. From 13 March 2013, the interest in DLG still held by the Group is recognised as an associated undertaking and no longer as a discontinued operation. The period for which DLG's results are fully consolidated by RBSG is 21% shorter than previous quarters, resulting in a commensurate expected fall in most line items. The share of profit of associates mitigates this at the operating profit level as RBSG's share of profit after tax for the period 13 March 2013 to 31 March 2013 is included.

An Interim Management Statement of the Q1 2013 results of DLG is available on DLG's company website.

Q1 2013 compared with Q1 2012

•	Operating profit for the full quarter of £103 million was £19 million, 23%, higher than 2012 as a fall in investment income of £56 million was more than offset by an improved technical result.

•	Investment income of £34 million was £56 million, 62%, lower than Q1 2012 due to non-repeat of gains, reduced reinvestment yields and a lower average investment asset base.

•	The improvement in the loss ratio was partially due to the absence of claims from major weather events in the first quarter of 2013, despite unseasonably cold weather across most of the UK.

•	The commission ratio improved by 200 basis points compared with Q1 2012 due to the non-repeat of payments to Tesco Personal Finance.

•
The expense ratio improved by 200 basis points reflecting lower expenses, due to the non-repeat of parallel running costs and the move to a fully stand-alone expense base, partially offset by lower net premium income.

•	The combined operating ratio of 97% improved by 900 basis points compared with 2012, driven by improvements in all ratios.

Central items

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Central items not allocated	(43)	118	(170)

Note:

(1)	Costs/charges are denoted by brackets.

Funding and operating costs have been allocated to operating divisions based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one division.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

Key points

Q1 2013 compared with Q4 2012

•	Central items not allocated represented a debit of £43 million compared with a credit of £118 million in Q4 2012.

•
Significant items included a gain of £105 million on available-for-sale bond disposals versus the £187 million gain recorded in Q4 2012 and a £65 million credit relating to the Group's share of profit from its stake in Saudi Hollandi, which was previously held as a disposal group.

•	Other unallocated Group Treasury costs, including volatile items under IFRS, were £103 million, up from £26 million in Q4 2012.

Q1 2013 compared with Q1 2012

•	Central items not allocated represented a debit of £43 million compared with £170 million in Q1 2012.

•
The movement is primarily due to lower unallocated costs in Group Treasury, down £97 million, higher gains on available-for-sale bond disposals, up £15 million and the £65 million credit relating to Saudi Hollandi.

Non-Core

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Income statement
Net interest income	(28)	59	115

Net fees and commissions	20	28	31
Income/(loss) from trading activities	45	(50)	(270)
Other operating income
- rental income	48	47	168
- other (1)	8	(116)	225

Non-interest income	121	(91)	154

Total income	93	(32)	269

Direct expenses
- staff	(61)	(50)	(73)
- operating lease depreciation	(27)	(51)	(83)
- other	(28)	(47)	(41)
Indirect expenses	(49)	(59)	(66)

	(165)	(207)	(263)

Operating (loss)/profit before impairment losses	(72)	(239)	6
Impairment losses	(433)	(703)	(489)

Operating loss	(505)	(942)	(483)

Note:

(1)	Includes losses on disposals of £57 million (Q4 2012 - £115 million loss; Q1 2012 - £182 million gain).

Non-Core (continued)

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Analysis of income/(loss) by business
Banking and portfolios	(8)	(111)	177
International businesses	45	29	85
Markets	56	50	7

Total income	93	(32)	269

Income/(loss) from trading activities
Monoline exposures	(7)	(35)	(128)
Credit derivative product companies	3	1	(38)
Asset-backed products (1)	20	16	31
Other credit exotics	15	5	20
Equities	-	(5)	(1)
Banking book hedges	3	(2)	-
Other	11	(30)	(154)

	45	(50)	(270)

Impairment losses
Banking and portfolios (2)	441	723	484
International businesses	2	15	11
Markets	(10)	(35)	(6)

Total impairment losses	433	703	489

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) (3)
Banking and portfolios (4)	3.4%	5.0%	2.8%
International businesses	0.8%	5.5%	2.1%
Markets	-	-	(0.8%)

Total	3.3%	4.8%	2.7%

Notes:

(1)	Asset-backed products include super senior asset-backed structures and other asset-backed products.
(2)	Includes Ulster Bank impairment losses of £242 million (Q4 2012 - £364 million; Q1 2012 - £264 million).
(3)	Includes disposal groups.
(4)	Ulster Bank - 7.4% (Q4 2012 - 11.3%; Q1 2012 - 7.7%). Banking and portfolios excluding Ulster Bank - 2.0% (Q4 2012 - 3.0%; Q1 2012 - 1.6%).

Key metrics

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012

Performance ratio
Net interest margin	(0.25%)	0.29%	0.31%

Non-Core (continued)

Key metrics (continued)

	31 March 2013	31 December 2012		31 March 2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross) (1)	52.0	55.4	(6%)	72.7	(28%)
Loan impairment provisions	(11.2)	(11.2)	-	(11.4)	(2%)

Net loans and advances to customers	40.8	44.2	(8%)	61.3	(33%)

Total third party assets (excluding derivatives)	52.9	57.4	(8%)	83.3	(36%)
Total third party assets (including derivatives)	58.3	63.4	(8%)	91.8	(36%)

Risk elements in lending (1)	20.7	21.4	(3%)	23.5	(12%)
Provision coverage (2)	54%	52%	200bp	49%	500bp
Customer deposits (1)	2.8	2.7	4%	3.1	(10%)

Risk-weighted assets
- Credit risk
- non-counterparty	38.7	45.1	(14%)	60.6	(36%)
- counterparty	9.9	11.5	(14%)	18.5	(46%)
- Market risk	4.8	5.4	(11%)	12.4	(61%)
- Operational risk	1.2	(1.6)	175%	(1.6)	175%

	54.6	60.4	(10%)	89.9	(39%)

Notes:

(1)	Excludes disposal groups.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

	31 March 2013	31 December 2012	31 March 2012
	£bn	£bn	£bn

Gross customer loans and advances
Banking and portfolios	51.2	54.5	70.8
International businesses	0.8	0.9	1.9

	52.0	55.4	72.7

Risk-weighted assets
Banking and portfolios	48.9	53.3	66.1
International businesses	1.8	2.4	3.8
Markets	3.9	4.7	20.0

	54.6	60.4	89.9

Third party assets (excluding derivatives)
Banking and portfolios	47.2	51.1	73.2
International businesses	1.1	1.2	2.7
Markets	4.6	5.1	7.4

	52.9	57.4	83.3

Non-Core (continued)

Third party assets (excluding derivatives)

	31 December 2012	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	31 March 2013
Quarter ended 31 March 2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	22.1	(1.9)	(0.2)	-	(0.4)	0.5	20.1
Corporate	25.5	(1.7)	(1.0)	0.3	-	0.8	23.9
SME	1.0	(0.2)	-	-	-	-	0.8
Retail	3.2	(0.2)	-	-	-	0.2	3.2
Other	0.5	(0.2)	-	-	-	-	0.3
Markets	5.1	(0.3)	(0.4)	-	-	0.2	4.6

Total (excluding derivatives)	57.4	(4.5)	(1.6)	0.3	(0.4)	1.7	52.9

	30 September 2012	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	31 December 2012
Quarter ended 31 December 2012	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	25.0	(1.4)	(1.2)	-	(0.5)	0.2	22.1
Corporate	29.0	(2.1)	(1.7)	0.3	(0.1)	0.1	25.5
SME	1.3	(0.2)	(0.1)	-	-	-	1.0
Retail	3.8	(0.2)	(0.3)	-	(0.1)	-	3.2
Other	0.4	0.1	-	-	-	-	0.5
Markets	5.6	0.1	(0.7)	0.1	-	-	5.1

Total (excluding derivatives)	65.1	(3.7)	(4.0)	0.4	(0.7)	0.3	57.4

Note:

(1)	Disposals of £0.3 billion have been signed as at 31 March 2013 but are pending completion (31 December 2012 - £0.2 billion; 30 September 2012 - £0.2 billion).

	31 March 2013	31 December 2012	31 March 2012
Commercial real estate third party assets	£bn	£bn	£bn

UK (excluding NI)	7.6	8.9	10.3
Ireland (ROI and NI)	5.5	5.8	7.0
Spain	1.4	1.4	1.8
Rest of Europe	4.7	4.9	7.7
USA	0.8	0.9	1.9
RoW	0.1	0.2	0.4

Total (excluding derivatives)	20.1	22.1	29.1

Non-Core (continued)

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Impairment losses by donating division and sector (1)

UK Retail
Personal	(1)	-	2

Total UK Retail	(1)	-	2

UK Corporate
Manufacturing and infrastructure	2	1	7
Property and construction	60	8	55
Transport	9	2	(2)
Financial institutions	(1)	(23)	1
Lombard	-	15	10
Other	2	53	6

Total UK Corporate	72	56	77

Ulster Bank
Commercial real estate
- investment	47	91	84
- development	155	256	142
Other corporate	38	16	34
Other EMEA	2	1	4

Total Ulster Bank	242	364	264

US Retail & Commercial
Auto and consumer	13	19	9
Cards	-	(2)	5
SBO/home equity	27	22	18
Residential mortgages	2	4	3
Commercial real estate	(1)	(2)	(3)
Commercial and other	(2)	3	(4)

Total US Retail & Commercial	39	44	28

International Banking
Manufacturing and infrastructure	(3)	3	6
Property and construction	85	96	86
Transport	7	51	13
Telecoms, media and technology	3	5	16
Financial institutions	(10)	75	(12)
Other	(2)	8	9

Total International Banking	80	238	118

Other
Wealth	1	-	(1)
Central items	-	1	1

Total Other	1	1	-

Total impairment losses	433	703	489

Note:

(1)	Impairment losses include those relating to AFS securities; sector analyses above include allocation of latent impairment charges.

Non-Core (continued)

	31 March 2013	31 December 2012	31 March 2012
	£bn	£bn	£bn

Gross loans and advances to customers (excluding reverse repurchase agreements) by donating division and sector

UK Retail
Personal	-	-	0.1

Total UK Retail	-	-	0.1

UK Corporate
Manufacturing and infrastructure	0.1	0.1	0.1
Property and construction	3.3	3.6	4.8
Transport	3.9	3.8	4.3
Financial institutions	0.1	0.2	0.6
Lombard	0.3	0.4	0.9
Other	3.5	4.2	7.0

Total UK Corporate	11.2	12.3	17.7

Ulster Bank
Commercial real estate
- investment	3.4	3.4	3.7
- development	7.6	7.6	8.0
Other corporate	1.6	1.6	1.7
Other EMEA	0.4	0.3	0.4

Total Ulster Bank	13.0	12.9	13.8

US Retail & Commercial
Auto and consumer	0.6	0.6	0.8
Cards	-	-	0.1
SBO/home equity	2.0	2.0	2.4
Residential mortgages	0.4	0.4	0.5
Commercial real estate	0.4	0.4	0.9
Commercial and other	0.1	0.1	-

Total US Retail & Commercial	3.5	3.5	4.7

International Banking
Manufacturing and infrastructure	2.7	3.9	5.8
Property and construction	11.1	12.3	15.4
Transport	1.6	1.7	2.4
Telecoms, media and technology	1.0	0.4	0.7
Financial institutions	4.6	4.7	5.7
Other	3.3	3.7	6.4

Total International Banking	24.3	26.7	36.4

Other
Wealth	-	-	0.2
Central items	-	-	(0.3)

Total Other	-	-	(0.1)

Gross loans and advances to customers (excluding reverse repurchase agreements)	52.0	55.4	72.6

Non-Core (continued)

Key points
Non-Core third party assets fell to £53 billion, a reduction of £5 billion (£6 billion at constant currency), or 8% during the quarter and an overall reduction of £205 billion, or 79%, since the division was set up. This was achieved through a mixture of disposals, run-off and impairments. As of 31 March 2013, the Non-Core funded balance sheet was under 7% of the Group's funded balance sheet compared with 21% when the division was created. Non-Core remains on target to reach its third party asset target of c.£40 billion, a reduction of approximately 85% of its original portfolio, by the end of 2013.

Q1 2013 compared with Q4 2012

•
Third party assets were further reduced by £5 billion, or 8%, largely reflecting run-off of £5 billion and disposals of £2 billion, partially offset by an increase due to exchange rate and other movements of £2 billion.

•	Risk-weighted assets were £6 billion lower, principally driven by disposals and run-off.

•	An operating loss of £505 million was almost half of that in Q4 2012, principally due to significantly lower impairments, lower disposal losses and improved trading activity.

•
Impairment losses fell by £270 million to £433 million, with £122 million of this reduction from the Ulster Bank portfolio. Ulster Bank impairments increased from 52% to 56% of the Non-Core total impairment losses.

•
Income increased by £125 million principally as a result of improved income from trading activities (up £95 million with asset price improvements and tighter spreads on indices and corporate credit) and disposal losses (down £58 million to £57 million), partially offset by falling net interest income as a result of continued divestment and run-off.

•	Headcount declined by 16% to 2,600 reflecting run-off across the business.

Q1 2013 compared with Q1 2012

•
Third party assets fell by £30 billion, or 36%, largely reflecting disposals of £15 billion and run-off of £17 billion. The disposal of RBS Aviation Capital in Q2 2012 contributed c.£5 billion to this reduction.

•	Risk-weighted assets were £35 billion lower, principally driven by disposals, run-off and restructuring of existing positions.

•	Operating loss reflected higher disposal losses and lower rental income, largely offset by gains in trading income and improved impairments.

•
Impairment losses fell by £56 million to £433 million, principally reflecting provisions falling in line with the reducing size of the portfolio. Ulster Bank impairments increased from 54% to 56% of the Non-Core total.

•
Trading income improved by £315 million. Overall income reflected £57 million of disposal losses in Q1 2013 compared with gains on disposal of £182 million in Q1 2012 and £120 million lower rental income (largely due to the disposal of RBS Aviation Capital in Q2 2012).

•	Costs decreased by £98 million, largely as a result of a £56 million reduction in operating lease depreciation predominantly due to the disposal of RBS Aviation Capital in Q2 2012.

•	Since Q1 2012 headcount decreased by 1,700, or 40%, reflecting divestment activity and run-off across the business.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 May 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary